RALSTON PURINA COMPANY
                                   SAINT LOUIS, MISSOURI 63164


NEWS           F r o m   C h e c k e r b o a r d   S q u a r e

To:  Editor                        From:     Keith M. Schopp
                                             Ralston Purina Company
                                             314/982-2261

                                             Sandy Sutton
                                             Interstate Bakeries Corp.
                                             816/561-6600



St. Louis, Missouri, April 12, 1995 . . . Ralston Purina Company and Interstate Bakeries Corporation today jointly announced that they have signed a definitive agreement for the acquisition by Interstate of Ralston's wholly-owned subsidiary, Continental Baking Company. The agreement provides that the cash portion of the purchase price to be paid will be $220,000,000, and that Interstate will issue 16,923,000 shares of its common stock to Ralston as additional payment for Continental. The cash portion has been reduced by $110,000,000 from the amount previously announced, reflecting weaker than expected operating earnings of Continental. The parties also agreed to the terms of a Shareholder Agreement which provides that by no later than five years following closing, Ralston's holdings of Interstate common stock will be less than 15 percent of the outstanding shares. The Shareholder Agreement also provides that Ralston will be entitled to nominate two directors to Interstate's Board of Directors. The transaction remains subject to regulatory clearances, and approval by shareholders of Interstate Bakeries Corporation, and is expected to be completed by the summer of 1995.

On January 6, 1995, Ralston and Interstate announced the signing of a letter of intent for Interstate to acquire Continental.

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